

08025291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 22772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11490

208 South LaSalle Street   Suite 1442
                                    (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Carl M Birkelbach   (312) 853-2820 ext. 105
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

FEB 1 2 2008

**THOMSON
FINANCIAL**

Bernard Kirsner, LTD
                              (Name – if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

**SEC
Mail Processing
Section**

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FEB 2 6 2008

FOR OFFICIAL USE ONLY	Washington, DC
	100

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I,   Carl M Birkelbach   , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

    Birkelbach Investment Securities, Inc.   , as of

    December 31   , 2007   , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

    None

_____
                                                                        Signature

                                                                        CEO
                                                                        Title

"OFFICIAL SEAL"
SHARON PIET
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/23/2011,

Notary Public   1/31/08

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition..
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
           Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
           solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2007

TABLE OF CONTENTS

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

        We have audited the accompanying balance sheet of BIRKELBACH
INVESTMENT SECURITIES, INC. as of December 31, 2007 and the
related statements of income, retained earnings, and cash flows
for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audit.

        We conducted our audit in accordance with generally accepted
auditing standards and with the audit requirements prescribed by
the Securities and Exchange Commission. Those standards require
that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our
opinion.

        In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Birkelbach Investment Securities, Inc. at December 31, 2007 and
the results of its operations and its cash flows for the year then
ended in conformity with generally accepted accounting principles
in the form prescribed by the Securities and Exchange Commission.

        In connection with our examination of the financial
statements of Birkelbach Investment Securities, Inc. for the year
ended December 31, 2007, we have also examined the accompanying
supplementary information:

        Computation of Net Capital and Aggregate Indebtedness.
        Computation for Determination of Reserve Requirements for
          Brokers-Dealers Under Rule 15c3-3.
        Information for Possession or Control Requirements Under
          Rule 15c3-3.
        Statement of Changes in Ownership Equity for the Year Ended
          December 31, 2007.

BERNARD M. KIRSNER   JOEL JERABEK
400 EAST RANDOLPH STREET, CHICAGO, IL 60601   312-565-2775

Reconciliation of Computation of Net Capital Rule
   17a-5, Paragraph D-4.
Statement of Changes in Liabilities Subordinated
   to Claims of General Creditors.
Financial and Operation Data.

     In our opinion, such schedules present fairly the information
required to be set forth therein.

[signature]

Bernard M. Kirsner, Ltd., CPA's

January 23, 2008
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets
Cash and Cash equivalent $ 141,902
Accounts receivable - trade   29,712
Other Assets   1,531
   Total Current Assets $173,145

   Total Assets $173,145

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable
    and accrued expenses $ 68,355

Stockholders' Equity
  Common Stock, $1 par value,
    1,000 shares authorized,
    issued and outstanding $ 1,000
  Paid in capital   173,500
  Retained earnings   (69,710)
    Total Stockholders' Equity   104,790

    Total Liabilities and
     Stockholders' Equity $173,145

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue		
Commissions	$1,750,014	
Interest and Dividend income	5,100	
Total Revenue		$1,755,114
Expenses		
Operating expenses		1,816,808
Net Income		(61,694)
Less: Dividend Paid to Shareholder		(18,907)
		(80,601)
Retained Earnings		
December 31, 2006		10,891
December 31, 2007		$ (69,710)

The accompanying notes are an integral part of these financial statements.

3

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities
   Net loss $ (61,694)
   Add/(deduct) items not affecting cash
     Increase in accounts
      receivable - trade $ (8,082)
     Increase in accounts payable
      and accrued expenses   294
     Increase in other assets   (243)
        Total   (8,031)

Net Increase in Cash Flow From
   Operating Activities   (69,725)

Dividend to Shareholder   (18,907)
Paid In Capital Contribution by Shareholder 100,000
    Total   81,093

Net Increase in Cash $ 11,368

The accompanying notes are an integral part of these financial statements.

4

BIRKELBACH INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Securities transactions and related commission revenue and expenses are recorded on settlement date.

2. NET CAPITAL REQUIREMENTS

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined by such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Corporation's net capital computed in accordance with this Rule was $99,181 as compared to a minimum requirement of $50,000.

3. CONTRACTUAL AGREEMENTS

    The Company leases office space under an agreement expiring November 30, 2009. The base rent payments are as follows for each of the next years:

    2008 $79,911
    2009   74,990

4. CAPITAL CONTRIBUTION

    During 2007 the sole shareholder of the corporation contributed $100,000 as Paid In Capital to the corporation.

5. INCOME TAXES

    The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal taxes is reflected in these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Stockholder's Equity December 31, 2007		$ 104,790
Deduction For Stockholders' Equity Not allowable For Net Capital Requirement		
12-B-1 Fees Receivable	5,000	
Other Asset	590	
Haircut	19	
		5,609
Net Capital		99,181
Minimum Net Capital Required		50,000
Excess Net Capital		$ 49,181

Computation For Determination Of Reserve
  Requirements For Brokers-Dealers
  Under Rule 15c3-3

        Nothing to report under this caption.

Information For Possession Or Control
  Requirements Under Rule 15c3-3

        Nothing to report under this caption.

Statement Of Changes In Ownership Equity
  For The Year Ended December 31, 2007

        Balance, beginning of period $ 85,391
        Net gain   (61,694)
        Shareholder's dividend   (18,907)
        Shareholder's Capital Contribution   100,000

        Balance, end of period $104,790

Reconciliation Of Computation Of Net
  Capital Rule 17a-5, Paragraph D-4

        Net capital per this report - Page 6 $ 99,181

        Net Capital per Form x-17, a-5, Part IIa $ 99,181

Difference due to Audit Adjustment at 12/31/07   0

Statement Of Changes In Liabilities
  Subordinated To Claims Of General Creditors

        Nothing to report under this caption.

Financial And Operational Data

        Nothing to report under this caption.

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

We have examined the accompanying financial statements of BIRKELBACH INVESTMENT SECURITIES, INC. as required by Rule 17a-5(d) as of December 31, 2007 and for the year then ended, and have issued a report thereon dated January 23, 2008. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

BERNARD M. KIRSNER   JOEL JERABEK
400 EAST RANDOLPH STREET, CHICAGO, IL 60601   312-565-2775

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2007, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(B). Conditions of the exemption were being compiled as of the examination date and no facts came to our attention to indicate the exemption had not been compiled during the period under examination.

Bernard M. Kirsner, Ltd., CPA's

January 23, 2008
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF AVAILABILITY
DECEMBER 31, 2007

The statement of financial condition of the annual audit report of Birkelbach Investment Securities, Inc. pursuant to 17a-5 is available for examination at the offices of Birkelbach Investment Securities, Inc., 208 S. LaSalle Street, Suite 1442, Chicago, Illinois and at the office of the Securities and Exchange Commission in Chicago, Illinois.

